Filed by: Cole Office & Industrial REIT (CCIT II), Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cole Office & Industrial REIT (CCIT II), Inc. (Commission File No.: 000-55436)

November 3, 2020

Dear Valued Partner,

Our records indicate that you currently have financial professionals with clients invested in one or more of the following CIM Group REITs: CIM Real Estate Finance Trust, Inc. (“CMFT”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”). On August 31, 2020, CMFT, CCIT II, CCIT III and CCPT V announced that the companies had entered into separate merger agreements whereby CMFT would acquire each of CCIT II, CCIT III and CCPT V. We are pleased to share the following updates related to the proposed merger transactions.

Pursuant to CMFT’s merger agreements with each of CCIT II, CCIT III and CCPT V, each had “go-shop” periods during which the special committees of each respective Board of Directors, comprised solely of disinterested directors, had the right to solicit alternative proposals from third parties. This yielded the following results:

CCIT II:

The special committee of CCIT II recommended, and its Board of Directors approved, that the company terminate the merger agreement with CMFT and enter into a merger agreement with Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), a publicly registered, real estate investment trust (“REIT”) with a portfolio consisting primarily of single-tenant, business essential office and industrial properties throughout the United States with a total enterprise value of approximately $4.5 billion as of June 30, 2020.

Subject to the terms and conditions of the merger agreement, in exchange for each share of CCIT II common stock, CCIT II stockholders will receive 1.392 shares of GCEAR Class E common stock. Based on GCEAR’s latest reported NAV as of June 30, 2020, the exchange ratio implies a transaction price of $12.33 per CCIT II share, before transaction expenses. The closing of the transaction is subject to the satisfaction of customary conditions, including the approval of CCIT II stockholders. The transaction is expected to close in the first quarter of 2021.

View the CCIT II and GCEAR joint press release here .

CCIT III & CCPT V:

The go-shop period in the mergers between CMFT and each of CCIT III and CCPT V has elapsed, and the companies are taking the necessary actions to move toward the successful completion of the transactions.

CMFT increased its bid for CCPT V to reflect an exchange ratio of 2.892x, up from 2.691x. Therefore, subject to the terms and conditions of the merger agreement between CMFT and CCPT V, CCPT V stockholders will receive 2.892 shares of CMFT common stock for each share of CCPT V common stock, which has an estimated value of approximately $21.14 per share based on CMFT’s most recently estimated net asset value per share of $7.31.

Following the mergers, the combined CMFT, CCIT III and CCPT V company intends to reposition its portfolio mix to transition over time to a best-in-class credit REIT with a portfolio consisting primarily of net lease real estate and real estate loans.

The merger transactions are expected to close in the fourth quarter of 2020, subject to customary closing conditions. CCIT III and CCPT V stockholders will be asked to approve the respective mergers at special meetings of stockholders scheduled to be held virtually on December 17, 2020. We will inform you of the timing and details of mailings related to the special meetings when those details are available.

For More Information:

CMFT, CCIT II and CCPT V have also each filed a Current Report on Form 8-K with the Securities and Exchange Commission regarding these updates. All the documents are available on the SEC website and at www.cimgroup.com/announcements.

Financial professionals will receive a communication similar to this one, and we will continue to keep you informed. If you have any questions, please contact your CIM Business Development representative.

Sincerely,

Emily Vande Krol

Managing Director, Partner Solutions Group

President, CCO Capital, LLC

ADDITIONAL INFORMATION ABOUT THE TRANSACTION

In connection with the proposed transaction, GCEAR intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT II and will also constitute a prospectus of GCEAR. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCIT II. In connection with the proposed transaction, CCIT II and GCEAR also plan to file other relevant materials with the SEC. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to CCIT II’s stockholders. Stockholders of CCIT II may obtain a copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by CCIT II and GCEAR free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by CCIT II with the SEC will be available free of charge on CIM’s website, at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Copies of the documents filed by GCEAR with the SEC will be available free of charge on GCEAR’s website at http://www.gcear.com or by contacting GCEAR’s Investor Services at (888) 926-2688, as they become available.

PARTICIPANTS IN SOLICITATION RELATING TO THE TRANSACTION

CCIT II and GCEAR and their respective directors and executive officers and other members of management and employees, as well as certain affiliates of CIM Group, LLC serving as CCIT II’s external advisor, may be deemed to be participants in the solicitation of proxies from CCIT II’s stockholders in respect of the proposed transaction among CCIT II, GCEAR and their respective subsidiaries. Information regarding the directors, executive officers and external advisors of CCIT II is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 30, 2020, as amended on April 27, 2020. Information about directors and executive officers of GCEAR is available in the proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 15, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Stockholders of CCIT II should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from CCIT II or GCEAR using the sources indicated above.

NO OFFER OR SOLICITATION

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed transaction.

Disclaimer on Forward-Looking Statements

Thispage includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on CCIT II’s and/or GCEAR’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; CCIT II can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from CCIT II’s expectations include, but are not limited to, the risk that the transaction will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement with GCEAR; the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the stockholders of CCIT II; statements about the benefits of the proposed transaction involving CCIT II and GCEAR and statements that address operating performance, events or developments that GCEAR expects or anticipates will occur in the future, including but not limited to statements regarding anticipated synergies and G&A savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed transaction to customers, employees, stockholders and other constituents of the combined company, the integration of CCIT II and GCEAR, cost savings and the expected timetable for completing the proposed transaction, and other non-historical statements; risks related to the disruption of management’s attention from ongoing business operations due to the proposed transaction; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of CCIT II and GCEAR and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of CCIT II or GCEAR; and other factors, including those set forth in the section entitled “Risk Factors” in CCIT II’s and GCEAR’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by CCIT II and GCEAR with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither CCIT II nor GCEAR undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.